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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of October 4, 1999

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

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                       LONDON STOCK EXCHANGE ANNOUNCEMENT



Number of reports in announcement:
Not Applicable

Company Name:
MERANT plc

Full Issuer Name:
MERANT plc

AVS Security Number:
Unknown

Release Date:
04/OCT/1999

Release Time:
07:00

Embargo Details:


Telephone Confirmation of Release Required:


Contact Name:
Philip Rosier

Tel. No:
01635 565583 or 07971 848629

Announcement Given To Third Parties:


Amendment:
No

Headline:
Generic Announcement


Investor Relations Contacts:
Financial Dynamics
Giles Sanderson/Edward Bridges
United Kingdom
44-171-831-3113
giles.sanderson@fd.com
edward.bridges@fd.com


             MERANT ANNOUNCES EGILITY FOR E-ENABLING THE ENTERPRISE MERANT Egility Allows Enterprises to Cross the Chasm to E-Business

www.merant.com - Oct. 4, 1999 - MERANT (NNM:MRNT; LSE:MRN), today introduced MERANT Egility - a new framework to help organizations rapidly overcome the four key challenges they face as they enable the enterprise to compete in e-business. As relationships across the value chain become increasingly electronic, the applications that manage them are critical to success. MERANT Egility delivers technology and expertise to quickly address the application issues surrounding e-enablement: creating the new, transforming the existing, integrating the enterprise and managing the application environment.

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MERANT  Egility lays out the  framework  for how customers can unite the best of both worlds to move to the forefront of the e-business world - combining a highly-creative, compelling new electronic customer experience while leveraging the reliable, robust existing application assets. The MERANT Egility framework addresses the challenges to create, transform, integrate and manage, and delivers Egility solutions for creating e-business strategy, building e-commerce sites, extending legacy applications, accessing and integrating data and applications, managing web content, developing web applications, and more.

"Existing companies see the dotcom start-ups and wish they could start with a clean slate," said Gary Greenfield, MERANT president and chief executive officer. "MERANT Egility will put the power of the whole enterprise behind their e-business initiatives and do it quickly. With our unparalleled understanding of the enterprise and the e-business application requirements, enterprises will gain the advantages of speed, reliability and scalability to safely beat competitors to market."

"Companies transitioning to e-business clearly need a total solution that includes not just products and traditional professional services, but strategic e-business-oriented capabilities," said Dave Kelly, vice president of application strategies, Hurwitz Group. "Our research shows that most companies are looking for a total solution that will blend and leverage existing infrastructures with new e-business initiatives."

MERANT offers powerful Egility solutions that address specific requirements that a company faces when considering these challenges. Continued Greenfield, "MERANT Egility is intended to leverage the core strengths which currently exist throughout MERANT and establish a focus for future growth. We expect to continue to build and augment our Egility solutions as our customers' needs require and the e-world demands."

MERANT Egility solutions include:

o Egility E-Business Strategy: E-Business is a race against the clock. MERANT will help collapse strategy development time from months to days, and help companies avoid false starts and dead ends. MERANT will identify business benefits and marketing opportunities, help establish goals and priorities, identify the resources and focus the work.

o Egility E-Business Development: MERANT will get companies' e-business up and running with intranet, extranet and Internet sites, connecting with their customers and business partners, creating engaging, efficient and persuasive interactions resulting in real business benefits.

o Egility Enterprise Extension: MERANT helps companies take advantage of what they already have. No business is an e-business without leveraging, not just accessing, its core enterprise applications. What companies get is safe, robust, reliable and efficient enterprise e-business. Fast. o Egility Data Integration: Wired. Connected. Call it what you will. What makes e-business possible is the ability to get the right information to the right place right away. MERANT helps rapidly enable dynamic access to integrated information for customers, partners, suppliers and employees.

o Egility Web Content Management: E-Business is a work in progress. Everything is changing, all the time. The mixing of creative content with mission critical applications exponentially increases the number of changes, as well as the risks of getting it wrong. MERANT delivers the infrastructure and process expertise for managing Web content and applications, and all of the changes that really affect the business, not just the graphics. When speed threatens control, MERANT delivers both. In Internet time.

"Companies don't have the luxury to wait to e-enable their businesses. But, companies are struggling with how to get there from here. At MERANT, we can show the way," added MERANT's chief technology officer, Andrew Weiss. "We help our clients build e-business applications, fast, by both building the new applications and increasing the value of their existing systems and applications and transition them for e-business. With our unparalleled expertise in legacy systems and our cutting-edge Internet professional services, we can work with our customers to build an e-business strategy that integrates the entire enterprise - legacy applications, new development and partner applications and systems."

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With  customers  including  the entire  Fortune 100 and a majority of the Global
500, MERANT has already helped leading companies leverage the power of e-business. MERANT e-business clients include Wrangler, Healthtex, AAFES, Glaxo
Wellcome,  Infoseek,   R.J.Reynolds  Tobacco  Company,  Tower  Records,  Ellison
Windows, Towers Perrin, and more. Each of these companies is committed to putting the power of the Internet to work in smart, new, profitable ways and they turned to MERANT.

For more information on these innovative e-business implementations, click on http://www.merant.com/egility/success. For more information on MERANT Egility, visit the MERANT web site at http://www.merant.com/egility.

About MERANT

Founded in 1976, MERANT is a leader in Enterprise Application Development, providing the products, people and processes to accelerate the customer's business through the application of innovative information technology. MERANT empowers organizations to transform their enterprise applications for the changing technology and business requirements of the e-business environment, manage the application development process, and provide integrated data connectivity across the enterprise, from the mainframe to the Internet. A global organization with nearly $400 million in annual revenues and more than 2,000 employees, MERANT has 500 technology partners and more than 5 million licenses at over 35,000 customer sites - including the entire Fortune 100 and the majority of the Global 500. For additional information on MERANT and its solutions, visit the MERANT Web site at http://www.merant.com.

MERANT and Egility are trademarks of MERANT. All other trademarks as they appear in this release are the property of their respective owners.

The following statement is made in accordance with the U.S. Private Securities Litigation Act of 1995: This press release contains forward-looking statements concerning future matters, including the features and functions of, and markets for, solutions, products and services offered by MERANT and, MERANT's business plans, initiatives and strategies.. Actual results might differ materially from the results discussed in the forward-looking statements. These forward- looking statements are subject to risks and uncertainties, including the risk factors discussed in the Registration Statement on Form F-4 relating to MERANT'sacquisition INTERSOLV, Inc., MERANT's Annual Report on Form 20-F for the year ended January 31, 1998 and Quarterly Reports on Form 6-K for the quarters ended April 30, 1998, July 31, 1998, October 31, 1998 and January 31, 1999, and INTERSOLV's Annual Report on Form 10-K for the year ended April 30, 1998 and Quarterly Report on Form 10-Q for the quarter ended July 31, 1998, each as filed or submitted (as the case may be) with the SEC, as they may be updated and amended with future filings.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     MERANT plc
                                     (Registrant)


Date:  October 4, 1999          By:  /s/ Kenneth A. Sexton
                                     ---------------------------------------
                                     Kenneth A. Sexton
                                     Chief Financial Officer